UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: February 2024

Commission File Number: 001-39152

FSD PHARMA INC.
(Translation of registrant's name into English)

199 Bay St., Suite 4000

Toronto, Ontario M5L 1A9, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached is a copy of a press release (“Press Release’) issued by FSD Pharma Inc. (the “Company”) on February 16, 2024, announcing that it has entered into an at the market offering agreement with H.C. Wainwright & Co., LLC (the “ATM Agreement’). See attached Exhibit 99.1.

Attached hereto as Exhibit 10.1 is the ATM Agreement. Attached hereto as Exhibit 5.1 is the opinion of Garfinkle Biderman LLP, as Canadian counsel, to the Company regarding the legality of the issuance and sale of the Company’s Class B Subordinate Voting Shares under the ATM Agreement.

Exhibits 5.1 and 10.1, to this Report on Form 6-K are hereby incorporated by reference as exhibits to the Company’s Registration statement on Form F-3 (File No. 333-276264), as amended or supplemented, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FSD Pharma Inc. (Registrant)

Date: February 16, 2024	By:	/s/ Nathan Coyle
Nathan Coyle, Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

5.1	Opinion of Garfinkle Biderman LLP

10.1	At The Market Offering Agreement dated February 16, 2024 between FSD Pharma Inc. and H.C. Wainwright & Co., LLC

23.1	Consent of Garfinkle Biderman LLP (included in Exhibit 5.1)

99.1	Press Release – February 16, 2024 – FSD Pharma Announces US ATM Offering